Azure Holding Group Corp.

2360 Corporate Circle, Ste. 400

Henderson, Nevada 89074-7722

  January 15, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Liza Kohl

Re: Azure Holding Group Corp.

       Amendment No.3 to Registration Statement on Form S-1

       Filed January 9, 2013

       File No. 333-184440

Dear Ms. Liza Kohl:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Azure Holding Group Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 pm on Friday, January 18, 2013, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Kevin A. Polis, Esq., counsel for the Company, (619) 955-5161, facsimile (619) 975-6695, email address kpolis@zouvaslaw.com.

Thank you for your attention to this matter.

Very truly yours,

AZURE HOLDING GROUP CORP.

By:	/s/	Olga Chernetckaia
	Name:	Olga Chernetckaia
	Title:	President, Treasurer , Secretary and Director
(Principal Executive, Financial and Accounting Officer)